February 3, 2020

Madeline Cammarata
President and CEO
Green Stream Holdings Inc.
22809 Pacific Coast Highway
Malibu, California 90265

       Re: Green Stream Holdings Inc.
           Form 1-A/A filed on January 24, 2020
           Response Letter dated January 24, 2020
           File No. 024-11086

Dear Ms. Cammarata:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2020 letter.

Form 1-A/A filed on January 24, 2020

Consolidated financial statements, page F-1

1. We note your response to our prior comment. We also note that you provided financial statements for the fiscal years ended April 30, 2019 and 2018 that were annexed to your letter dated January 14, 2020. In your next amendment, please provide annual financial statements that are comprised of consolidated balance sheets as of April 30, 2019 and
      2018, and consolidated statements of income, cash flows, and changes in stockholders'
      equity for the years then ended. Also, please provide interim consolidated financial statements that are comprised of a balance sheet as of October 31, 2019, and consolidated statements of income and cash flows for the six months ended October 31, 2019 and
      October 31, 2018, as well as an analysis of the changes in each caption of stockholders'
 Madeline Cammarata
Green Stream Holdings Inc.
February 3, 2020
Page 2
      equity presented in the balance sheets, either in a note or separate statement. Reference is made to section (b) of Part F/S of Form 1-A.
       You may contact Peter McPhun at 202-551-3581 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameMadeline Cammarata
                                                            Division of
Corporation Finance
Comapany NameGreen Stream Holdings Inc.
                                                            Office of Real
Estate & Construction
February 3, 2020 Page 2
cc:       Peter DiChiara
FirstName LastName